PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, August 10, 2006
All amounts are expressed in US dollars, unless otherwise indicated.

LA ARENA PROJECT UPDATE

LA ARENA BECOMES A MULTI-MILLION OUNCES OF GOLD PROJECT

Cambior is pleased to report that the La Arena project is now totalling measured and indicated mineral resources of 2 million ounces of gold and some 1.1 billion lbs of copper. These measured and indicated resources are estimated within a Whittle pit design using assumptions of $550/ounce for the price of gold and $1.50/lb for the price of copper. This represents increases of 486% in tonnes and of 272% in gold ounces for the La Arena property compared to December 31st, 2005 estimates. The gold-copper porphyry resource was not estimated in December 2005.

Mr. Louis P. Gignac, President and CEO, noted: "We are encouraged with the results to date on the La Arena project and are fast-tracking the completion of the pre-feasibility study to move this project forward".

These new figures include the previously measured and indicated resources of the gold oxide deposit which have been re-estimated using a gold price of $550/ounce as opposed to $400/ounce in December 2005, and the measured and indicated resources of the adjacent gold-copper porphyry deposit, also estimated using a gold price of $550/ounce and a copper price of $1.50 per pound. The following table summarizes the new resources of the project:

August 9, 2006 - Resources
Category	Gold Oxide Deposit
	M Tonnes	g Au/t	oz Au*	% Cu	M lbs Cu*
Measured	15.7	0.63	318,300	—	—
Indicated	21.7	0.57	394,700	—	—
Total (Meas. & Indic.)	37.4	0.59	713,000
	Gold - Copper Porphyry Deposit
Measured	10.3	0.38	125,100	0.39	88.4
Indicated	92.0	0.39	1,159,300	0.48	982.5
Total (Meas. & Indic.)	102.3	0.39	1,284,400	0.48	1,070.9
	Grand Total - La Arena
Measured	26.0	0.53	443,400	0.39	88.4
Indicated	113.7	0.42	1,554,000	0.48	982.5
Total (Meas. & Indic.)	139.7	0.44	1,997,400	0.48	1,070.9

* before metallurgical recovery

In addition to the above resources, a total of 135 million tonnes of inferred resources grading 0.32 g Au/t and 0.33% Cu was estimated. Some 7% of these inferred resources are inside the pit shell but are considered as waste in the present exercise. Additional drilling is required to better define these resources.

THE GOLD-COPPER PORPHYRY DEPOSIT

Drilling completed on the Arena porphyry in the last 9 month period comprises 150 holes totaling 27,826 meters. Of those, some 13,000 meters of drilling were completed since the preliminary in situ resources estimation of the gold-copper porphyry made in April 2006. The objectives of this last program were to move the inferred resources of the April 2006 model into the indicated category by completing infill drilling down to a 65 meters spacing and to continue exploring extensions of the mineralization immediately to the north and the east.

The results of the drilling program demonstrate that the La Arena porphyry is composed of two distinct ore bodies: the shallow flat lying North Porphyry (north of section 9,127,200 N) undercut by a thrust fault and the steeply dipping South Porphyry, still open at a depth of 400 meters below surface. The North Porphyry shows extensive secondary copper mineralization reaching 80 meters in thickness. An important potassic alteration zone has been identified in the area between the two ore bodies, suggesting that additional porphyrytic intrusions might be present there. The relationship between the two porphyries remains to be fully understood. Potential to increase resources within the porphyry is partially open to the north and east and completely open at depth in the South Porphyry.

RESOURCE ESTIMATION PROCESS

Grade values were interpolated using 5m composites and ordinary kriging within 3D solids representing the major ore units. The measured and indicated resource categories were based on the kriging variance thresholds corresponding respectively to 50% and 100% of the variograms maximum range of the early mineralizing stage. The remaining resources with a higher kriging variance or interpolated within search ellipses of up to 200m radii are classified as inferred. The orientation of the search ellipses is similar to those defined by the variograms. To reduce high grade smearing, the composited Cu and Au grades were capped according to values defined by statistical analysis of outliers in each grade population.

A Whittle pit optimisation was done using the following parameters: metallurgical recoveries of 80% Au for the heap leach and 40% Au and 87% Cu for the milling. The overall operating costs including mining, process and G&A are estimated at $5.30/ tonne and $7.90/ tonne respectively for the heap leach and for the milling process. Pit slopes vary between 35 and 50 degrees, depending on rock type and preliminary geotechnical studies. A grade cutoff of 0.19 g Au/t was used for the heap-leachable ore (containing less than 0.03% Cu) and a minimum grade of 0.30% Cu equivalent was used for the Cu-Au ore (milling process).

NEXT STEPS

Cambior is continuing the preparation of a pre-feasibility study aimed at determining the economic and technical potential for an open-pit mining operation with combined treatment using conventional milling with a flotation circuit for the Au-Cu porphyry-hosted ore and heap leaching of the Au-rich ore in oxidized sandstones. A gold-copper concentrate would be produced at the mill and sent to a smelter for refining while doré gold bars from the leach pad would be produced on site. The pre-feasibility study will be based on a concentrator throughput of 24,000 tpd and an additional 12,000 tpd being added to the heap leaching pads. Average yearly production during the initial seven years of operation would be approximately 110,000 ounces of gold and 80 millions pounds of copper in concentrates. This project is particularly advantaged by the low work index (8 kWh/t) of the Cu-Au porphyry ore and the heavily fractured nature of the gold-oxyde ore, which would allow run-of-mine heap leaching based on initial column testing.

As part of this program, the Company has begun preliminary metallurgical testing, in collaboration with Lakefield Laboratories, to validate the additional processing steps necessary to increase gold recoveries in the porphyry ore. The preliminary results received to date are in line with project expectations. A preliminary geotechnical assessment was initiated with the help of DCR Ingenieros and Golder Associates. Mine planning and optimization work is being done in collaboration with Independent Mining Consultants and the design work for the heap leach pad and recovery plant is being done with Vector Peru and Heap Leaching Consulting. Other design work has commenced on the tailings empoundment with Golder Associates.

Environmental and social baseline studies were also initiated in October 2005 as a first step towards the preparation of the Environmental and Social Impact Studies and the appropriate development plans. A team of six Cambior employees are working in close collaboration with Klohn Crippen and Social Capital Group to complete this mandate. Similarly, discussions were initiated with the surrounding landholders to communicate Cambior's interest in acquiring the surface rights.

The Company remains focused on completing the pre-feasibility work in September 2006.

THE LA ARENA PROPERTY

The La Arena property is located near the town of Huamachuco in the La Libertad department, 480 kilometers north-northwest of Lima, Peru. Geologically, it lies within a multimillion ounce gold district that includes the Alto Chicama, Tres Cruces, Shahuindo, La Virgen and Comarsa deposits. The property contains a gold oxide deposit hosted by highly fractured sandstones of the Chimu formation and an Au-Cu porphyry deposit, directly adjacent to it (Figure 1). Several mineral occurrences of the same style are known on the rest of the property.

The two La Arena deposits (oxide and porphyry) cover an area exceeding 3 km2 and are part of a multi-phased mineralized system displaying potassic and phyllic alteration zones in the gold-copper porphyry with strong and extensive intermediate argillic overprinting onto the adjacent gold oxide deposit and finally hydrothermal and phreatic breccias locally displaying advanced argillic assemblages. At least three mineralized intrusion stages are recognized in the porphyry system. The early mineralized stage, that contains the higher metal content, is characterized by a well developed quartz-chalcopyrite-pyrite veinlet stockwork forming broad ore bodies starting at surface and continuing to depths exceeding 350 meters, where they remain open.

QUALITY CONTROL

These new resources were estimated under the supervision of Francis Clouston, P.Eng., Cambior Manager of Project Evaluations, in accordance with the Canadian Institute of Mining's "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" of 2003. Mr. Clouston is a "Qualified Person" and has been employed by Cambior for 10 years.

Cambior has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples, field duplicates and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, field duplicates quantify overall precision while certified standards determine the analytical accuracy. Samples were sent for assaying to ALS Chemex Laboratory in Lima, Peru, as a primary lab. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Furthermore 5% of the pulps from the primary lab are sent to certified laboratory CIMM Peru for re-analysis.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2005 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the quantity of mineralization in place, particularly in numbers of ounces of gold and pounds of copper (particularly the statement indicating a multi-million ounce project), the mineable character of the drilling results, mining exploration risks, estimation and evolution of mineral resources, potential for resources additions (in particular the possible extensions at depth and to the north and east of the La Arena porphyry orebodies and the possible additional porphyritic intrusions), market prices of gold and copper, future work programs and objectives associated therewith, drilling targets and anticipated results, interpretation of work results, development plans (including environmental studies and acquisition of surface rights) and anticipated timetables, in particular as regards pit design and pre-feasibility work, and the economic and technical potential for an open pit mining and milling operation (including the production of gold-copper concentrate as well as gold doré bars). Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2005 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager - Investor Relations	Renmark Financial Communications
Tel.: (450) 677-0040	John Boidman
1-866-554-0554	Jason Roy
Fax: (450) 677-3382
E-mail: info@cambior.com	Tel. : (514) 939-3989
Website: www.cambior.com	www.renmarkfinancial.com

PR-2006-15